Schedule 13D	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Peak International Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G69586108

(CUSIP Number)

S&G Company, Ltd.

235 Doyak-gil, Wonmi-gu, Bucheon

Gyunggi-do, Korea 420-831

82-32-676-2566

Attn: Sungyuk Won

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 7

CUSIP No.  G69586108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S&G Company, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,472,132(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,472,132(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of common shares referred to herein is being reported hereunder solely because S&G Company, Ltd. may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 6 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by S&G Company, Ltd. that it is the beneficial owner of any of the common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 2,472,132 outstanding shares of Peak International Limited are subject to the voting agreement entered into between Peak International Limited and certain shareholders of Peak International Limited (discussed in Items 3, 4 and 6 below).

(2)	Based on the 12,423,306 shares of Peak International Limited common shares outstanding as of March 26, 2008 (as represented by Peak International Limited in the Agreement and Plan of Merger discussed in Items 3 and 4 below).

Schedule 13D	Page 3 of 7

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of Peak International Limited (“PEAK”). The principal executive offices of PEAK are located at Flat E & F, 19/F., CDW Building, 388 Castle Peak Road, Unite G, Tsuen Wan, New Territories, Hong Kong.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of S&G Company, Ltd., a company organized under the laws of the Republic of Korea (the “Reporting Company”), with its principal executive office at 235 Doyak-gil, Wonmi-gu, Bucheon, Gyunggi-do, Korea 420-831. The principal business of Reporting Company is supplying plastic extrusion and thermoform molded products for the semiconductor industry.

Attached as Schedule I is a chart setting forth, with respect to each executive officer, director and controlling person of Reporting Company, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

(d)/(e) During the last five years, neither Reporting Company nor, to the knowledge of Reporting Company, any executive officer, director or controlling person of Reporting Company named on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Reporting Company, each of the individuals identified on Schedule I attached hereto is a citizen of the Republic of Korea.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Company, PEAK and S&G Company, Ltd., a company organized under the laws of Bermuda and a wholly-owned subsidiary of Reporting Company (“Merger Sub”), entered into an Agreement and Plan of Amalgamation, dated as of March 26, 2008 (the “Merger Agreement”). Pursuant to the Merger Agreement, PEAK will amalgamate with Merger Sub (the “Merger”). As a result of the Merger, (i) each common share of PEAK outstanding immediately prior to the amalgamation will be cancelled in exchange for the right to receive $2.00 per share in cash and (ii) PEAK will become a wholly-owned subsidiary of Reporting Company. The consummation of the Merger is subject to, among other things, the approval of the shareholders of PEAK and certain customary closing conditions.

The Merger Agreement is incorporated by reference from Exhibit 2.1 to PEAK’s report on Form 8-K filed with the SEC on March 27, 2008, which announced the execution of the Merger Agreement, and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

In addition, as an inducement to Reporting Company to enter into the Merger Agreement, certain shareholders of PEAK, as identified in Item 6 (the “Shareholders”), entered into a voting agreement dated as of March 26, 2008, with respect to an aggregate of 2,472,132 common shares of PEAK (the “Voting Agreement”). In addition, pursuant to the Voting Agreement, the Shareholders granted Reporting Company an irrevocable proxy with respect to the common shares covered by the Voting Agreement. Reporting Company did not pay additional consideration to these shareholders in connection with the execution and delivery of the

Schedule 13D	Page 4 of 7

Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 3. The form of Voting Agreement was filed as Exhibit 2.2 to PEAK’s report on Form 8-K filed with the SEC on March 27, 2008, which announced the execution of the Merger Agreement, and any references to or descriptions of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4:	Purpose of Transaction

(a)/(b) The purpose of the Merger and the Merger Agreement is to enable Reporting Company to acquire control of PEAK. For a description of the Merger Agreement and Voting Agreement, see Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4.

(e)/(f) Once the Merger is consummated, Merger Sub will be merged with PEAK and PEAK shall become a wholly-owned subsidiary of Reporting Company. As a result of the Merger, all issued and outstanding common shares of PEAK will be cancelled and automatically converted into the right to receive $2.00 per share in cash.

(d)/(g) Upon consummation of the Merger, the executive officers and directors of Merger Sub shall be the executive officers and directors of the surviving corporation. The Memorandum and Articles of Association and Bylaws of Merger Sub shall be the Memorandum and Articles of Association and Bylaws of the surviving corporation.

(h)/(i) After the closing of the Merger, Reporting Company intends to terminate the listing of PEAK’s shares on the Nasdaq Global Market and terminate PEAK’s registration pursuant to Section 12(g)(4) of the Act by filing a Form 15 with the SEC.

Item 5.	Interest in Securities of the Issuer

(a)/(b) As a result of the Voting Agreement covering 2,472,132 common shares of PEAK, Reporting Company may be deemed to be the beneficial owner of 2,472,132 common shares of PEAK. Such PEAK common shares constitutes approximately 19.9% of the issued and outstanding common shares of PEAK as of March 26, 2008 (as represented by PEAK in the Merger Agreement discussed in Items 3 and 4). Reporting Company may be deemed to have the shared power to vote 2,472,132 common shares of Peak pursuant to the terms of the Voting Agreement described in Item 6 below. Reporting Company does not have sole power to vote or to direct the vote of any common shares of PEAK. Reporting Company does not have sole or shared power to dispose or to direct the disposition of any common shares of PEAK.

(c) To the knowledge of Reporting Company, no transactions in PEAK common shares were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a).

(d) To the knowledge of Reporting Company, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of PEAK.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following shareholders of PEAK entered into the Voting Agreement, dated as of March 26, 2008, with respect to an aggregate of 2,472,132 common shares of PEAK: Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd.

Schedule 13D	Page 5 of 7

The Voting Agreement provides that the Shareholders shall not, among other things, transfer any of such party’s common shares subject to the Voting Agreement until the expiration date of the Voting Agreement. The expiration of the Voting Agreement is the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. In addition, the Voting Agreement provides that until the expiration of the Merger Agreement as described above, the respective Shareholders shall vote all their shares subject to the Voting Agreement at any meeting of shareholders or in connection with any written consent of the holders of Peak common shares (i) in favor of the approval of the Merger and the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, (ii) against any action or agreement that may result in or lead to or assist in causing a material breach of any covenant, representation or warranty or any other obligation or agreement of PEAK under the Merger Agreement, and (iii) except as otherwise expressly agreed to in writing in advance by Reporting Company, against (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving PEAK or its subsidiaries (other than the Merger and the transactions contemplated by the Merger Agreement), (B) a sale, lease or transfer of a material amount of assets of PEAK or its subsidiaries, (C) any change in the present capitalization of PEAK or any amendment of PEAK’s Memorandum of Association and Bylaws if such amendment is not permitted by the Merger Agreement, (D) any other material change in PEAK’s corporate structure or business if such change is not permitted by the Merger Agreement, and (E) any other action involving PEAK or its subsidiaries which is intended to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by the Voting Agreement and the Merger Agreement. In addition to the foregoing, the terms of the Voting Agreement require the Shareholders to grant irrevocable proxies to certain officers of Reporting Company in connection with votes on, among other things, the Merger and the Merger Agreement.

Except as described above in Items 3 through 5 of this Statement on Schedule 13D, which are hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Reporting Company and any other person with respect to any securities of PEAK, including but not limited to transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Amalgamation, dated as of March 26, 2008, by and among Peak International Limited, S&G Company, Ltd. and among Daewon Semiconductor Packaging Industrial Co., Ltd. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-29332) filed by PEAK on March 27, 2008).

2.	Voting Agreement dated as of March 26, 2008 by and among S&G Company, Ltd. and the parties named therein (incorporated by reference to Exhibit 2.2 to the Form 8-K (File No. 000-29332) filed by PEAK on March 27, 2008).

Schedule 13D	Page 6 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2008
Date

/s/ Sungyuk Won
Signature

Sungyuk Won/President
Name/Title

Schedule 13D	Page 7 of 7

SCHEDULE I

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Reporting Company. Unless otherwise indicated, each person identified below is a citizen of the Republic of Korea and each executive officer is employed by Reporting Company. The principal address of Reporting Company, and unless otherwise indicated below, the current business address for each director and executive officer listed below is 235 Doyak-gil, Wonmi-gu, Bucheon, Gyunggi-do, Korea 420-831.

EXECUTIVE OFFICERS

Name	Position with Reporting Company
Sungyuk Won	President

Yongrak Kang	Executive Vice President

DIRECTORS

Name	Present Principal Occupation
Sungyuk Won	President of Reporting Company

Giryong Won	Executive Vice President of Reporting Company